NEWS RELEASE

Alderon Implements Cash Preservation Program

December 9, 2014                                                                                                                                                                                     (TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) ("Alderon" or the “Company”) reports that it has implemented a comprehensive cash preservation program that will allow the company to maintain a healthy working capital position into 2017 without the need to access equity or debt financing during the intervening period, aside from the financing required to commence construction at the Kami Iron Ore Project.  Measures associated with this program include a number of voluntary vendor payment deferrals and relief from debt servicing requirements such as those outlined in the transaction with Liberty Metals & Mining Holdings, LLC (“LMM”) described below, and workforce reductions. The Company has kept its core team of executives intact which will allow it to continue to advance the Kami Project construction financing efforts and to commence construction in a rapid and seamless manner once such financing has been obtained.

“These cost savings measures do not mean we are now on care and maintenance,” says Mark Morabito, Executive Chairman of Alderon.  “We are working more closely than ever with our partner Hebei Iron and Steel (“HBIS”) on increasing Chinese participation in the project in order to increase access to available capital from China. Earlier this year, The China National Development and Reform Commission (“NDRC”) said Chinese steelmakers should keep building up stakes in global iron-ore assets in the interests of China's strategic security and "speaking rights," or influence, in global trade. China's ore imports rose 10% in 2013 to a record 819 million metric tons, according to customs data. The NDRC also said that China's iron-ore demand will still rise, its reliance on imports won't change, and the degree of monopoly in global iron-ore resources will still keep increasing.” Mr. Morabito adds, “this continuing commitment from our Chinese partners under NDRC mandate gives us confidence that we will be able move the Kami project into construction.”

One of the critical payment deferrals is in regards to the loan agreement (the “Loan Agreement”) that Alderon and its affiliate, The Kami Mine Limited Partnership, previously entered into with LMM for an amount of $22 million (the “LMM Loan”).  The LMM Loan has interest payable semi-annually on June 30 and December 31 of each year at a rate of 8% per annum. The principal and interest amounts of the LMM Loan are convertible into common shares of Alderon.  LMM has agreed to defer the next two interest payments due under the LMM Loan. These payments total $1,795,200 with $880,000 payable on December 31, 2014 and $915,200 payable on June 30, 2015. The deferred interest payments will be added to the principal amount of the LMM Loan and paid at maturity on December 31, 2018.

As consideration for the deferral of these interest payments, it has been agreed that LMM will receive common share purchase warrants. The number of warrants that will be received by LMM for each interest payment will be calculated by dividing the amount of the interest payment by the volume weighted average trading price of the Alderon common shares on the Toronto Stock Exchange for the five trading days prior to the date of each interest payment, plus a 10% premium (the “Warrant Price”). Each warrant will be exercisable until December 31, 2018 to acquire an Alderon common share at the Warrant Price.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Montreal, Vancouver, St. John’s and Labrador City.  The Kami Project, owned 75% by Alderon and 25% by Hebei Iron & Steel Group Co. Ltd. (“HBIS”) through The Kami Mine Limited Partnership, is located within Canada’s premier iron ore district and is surrounded by three producing iron ore mines. Its port handling facilities are located in Sept-Îles, the leading iron ore port in North America.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production. HBIS is Alderon’s strategic partner in the development of the Kami Project and China’s largest steel producer.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board
"Mark J Morabito"
Executive Chairman

Montreal Office	Vancouver Office
T: 514-281-9434	T: 604-681-8030
F: 514-281-5048	F: 604-681-8039

E: info@alderonironore.com
www.alderonironore.com

For further information please call:
Evelyn Cox
1-604-681-8030 ext 223 or 1-888-990-7989

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities laws concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this press release include, but are not limited to, statements with respect to: (i) the time period that the Company’s working capital will last for, (ii) future debt and equity financings, (iii) future Chinese iron ore demand, (iv) commencement of construction at the Kami Project, and (v)  the development of the Kami Project.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this press release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals,  the estimation of mineral reserves and resources, the realization of reserve and resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Project in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Project, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licences and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Project may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year, which is included in its Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (the “SEC”) or other reports and filings with applicable Canadian securities regulators and the SEC. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this press release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.